UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

Kairous Acquisition Corp. Limited
(Name of Issuer)

Ordinary Share, $0.0001 par value
(Title of Class of Securities)

G52131102
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)

☐ Rule 13d-1 (c)

☒ Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 8 Pages

CUSIP No. G52131102	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Kairous Asia Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 2,143,143(1)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 2,143,143(1)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,143,143(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.12%
12	TYPE OF REPORTING PERSON* OO

(1) Does not include 178,571 ordinary shares issuable upon exercise of 178,571 warrants owned by Kairous Asia Limited. Each warrant is exercisable at a price of $11.50 per full share commencing on 30 days after the consummation by Kairous Acquisition Corp. Limited of a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities and expires on the earlier to occur of (i) the date that is five (5) years after the date on which the Kairous Acquisition Corp. Limited consummates a business combination, (ii) at 5:00 p.m., New York City time on the redemption date as provided in warrant agreement and (iii) the liquidation of the trust account.

CUSIP No. G52131102	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Kairous Ventures Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 2,143,143(1)
	6	SHARED VOTING POWER -0-
SOLE DISPOSITIVE POWER 2,143,143(1)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,143,143(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.12%
12	TYPE OF REPORTING PERSON* OO(2)

(1) Does not include 178,571 ordinary shares issuable upon exercise of 178,571 warrants owned by Kairous Asia Limited. Each warrant is exercisable at a price of $11.50 per full share commencing on 30 days after the consummation by Kairous Acquisition Corp. Limited of a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities and expires on the earlier to occur of (i) the date that is five (5) years after the date on which the Kairous Acquisition Corp. Limited consummates a business combination, (ii) at 5:00 p.m., New York City time on the redemption date as provided in warrant agreement and (iii) the liquidation of the trust account.

(2) Kairous Ventures Limited is owned as to 66.5% by Joseph Moh Hon Lee and 33.5% by Kean Yaw See Toh. Mr. Joseph Lee disclaims his beneficial ownership of the shares held of record by Kairous Asia Limited other than his pecuniary interest therein.

CUSIP No. G52131102	13G	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Kean Yaw See Toh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Malaysia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 2,143,143(1)
	6	SHARED VOTING POWER -0-
SOLE DISPOSITIVE POWER 2,143,143(1)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,143,143(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.12%
12	TYPE OF REPORTING PERSON* OO(2)

(1) Does not include 178,571 ordinary shares issuable upon exercise of 178,571 warrants owned by Kairous Asia Limited. Each warrant is exercisable at a price of $11.50 per full share commencing on 30 days after the consummation by Kairous Acquisition Corp. Limited of a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities and expires on the earlier to occur of (i) the date that is five (5) years after the date on which the Kairous Acquisition Corp. Limited consummates a business combination, (ii) at 5:00 p.m., New York City time on the redemption date as provided in warrant agreement and (iii) the liquidation of the trust account.

(2) Kairous Ventures Limited is owned as to 66.5% by Joseph Moh Hon Lee and 33.5% by Kean Yaw See Toh. Mr. Joseph Lee disclaims his beneficial ownership of the shares held of record by Kairous Asia Limited other than his pecuniary interest therein.

CUSIP No. G52131102	13G	Page 5 of 8 Pages

Item 1.

(a)	Name of Issuer: Kairous Acquisition Corp. Limited

(b)	Address of Issuer’s Principal Executive Offices:

Unit 9-3, Oval Tower @ Damansara,

No. 685, Jalan Damansara,

60000 Taman Tun Dr. Ismail,

Kuala Lumpur, Malaysia

Item 2.

(a)	Name of Person Filing:	Kairous Asia Limited
Kairous Ventures Limited
Kean Yaw See Toh

(b)	Address of Principal Business Office or if none, Residence:
c/o Kairous Acquisition Corp. Limited
Unit 9-3, Oval Tower @ Damansara,
No. 685, Jalan Damansara,
60000 Taman Tun Dr. Ismail,
Kuala Lumpur, Malaysia

(c)	Citizenship:	Kairous Asia Limited – British Virgin Islands
Kairous Ventures Limited – British Virgin Islands
Kean Yaw See Toh – Malaysia

(d)	Title of Class of Securities: Ordinary share, $0.0001 par value

(e)	CUSIP Number: G52131102

Item 3.	Not Applicable

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

Kairous Asia Limited – 2,143,143 shares.

Kairous Ventures Limited – 2,143,143 shares. Consists of ordinary shares owned by Kairous Asia Limited.

CUSIP No. G52131102	13G	Page 6 of 8 Pages

Kean Yaw See Toh – 2,143,143 shares. Consists of ordinary shares owned by Kairous Asia Limited through Kairous Ventures Limited.

Does not include 178,571 ordinary shares issuable upon exercise of 178,571 warrants owned by Kairous Asia Limited. Each warrant is exercisable at a price of $11.50 per full share commencing on 30 days after the consummation by Kairous Acquisition Corp. Limited of a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities and expires on the earlier to occur of (i) the date that is five (5) years after the date on which the Kairous Acquisition Corp. Limited consummates a business combination, (ii) at 5:00 p.m., New York City time on the redemption date as provided in warrant agreement and (iii) the liquidation of the trust account.

(b)	Percent of Class:

Kairous Asia Limited – 21.12%;

Kairous Ventures Limited – 21.12%;

Kean Yaw See Toh – 21.12%.

The foregoing percentages are based on 10,146,143 ordinary shares outstanding as of the date of this report.

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

Kairous Asia Limited – 2,143,143 shares;

Kairous Ventures Limited – 2,143,143 shares;

Kean Yaw See Toh – 2,143,143 shares.

(ii) shared power to vote or to direct the vote:

Kairous Asia Limited – 0 share;

Kairous Ventures Limited – 0 share;

Kean Yaw See Toh – 0 share.

(iii) sole power to dispose or to direct the disposition of:

Kairous Asia Limited – 2,143,143 shares;

Kairous Ventures Limited – 2,143,143 shares;

Kean Yaw See Toh – 2,143,143 shares.

(iv) shared power to dispose or to direct the disposition of:

Kairous Asia Limited – 0 share;

Kairous Ventures Limited – 0 share;

Kean Yaw See Toh – 0 share.

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

CUSIP No. G52131102	13G	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2022

Kairous Asia Limited

By:	/s/ Joseph Lee Moh Hon
Name:	Joseph Lee Moh Hon
Title:	Director

Kairous Ventures Limited

By:	/s/ Joseph Lee Moh Hon
Name:	Joseph Lee Moh Hon
Title:	Director

Kean Yaw See Toh

/s/ Kean Yaw See Toh

CUSIP No. G52131102	13G	Page 8 of 8 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the ordinary shares, $0.0001 par value, of Kairous Acquisition Corp. Limited, a British Virgin Islands company, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this agreement as of February 14, 2022.

Kairous Asia Limited

By:	/s/ Joseph Lee Moh Hon
Name:	Joseph Lee Moh Hon
Title:	Director

Kairous Ventures Limited

By:	/s/ Joseph Lee Moh Hon
Name:	Joseph Lee Moh Hon
Title:	Director

Kean Yaw See Toh

/s/ Kean Yaw See Toh